UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65701/November 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14534

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In the Matter of	:	
	:	
AMERICAN CAPITAL PARTNERS LIMITED, INC.,	:	
AMERICAN EDUCATORS FINANCIAL CORP.	:	ORDER MAKING FIND-
(N/K/A ASIA VENTURES CORP.),	:	INGS AND REVOKING
AUSTRAL PACIFIC ENERGY LTD.,	:	REGISTRATIONS BY
BIDVILLE, INC. (N/K/A PRIMEDGE, INC.),	:	DEFAULT AS TO SIX
BIO-WARM CORP. (N/K/A PHI GOLD CORP.),	:	RESPONDENTS AND
BLACK ROCK GOLF CORP.	:	SCHEDULING A PRE-
(A/K/A AURUS CORP.),	:	HEARING CONFERENCE
BROADBAND WIRELESS	:	AS TO BIO-WARM CORP.
INTERNATIONAL CORP., and	:	(N/K/A PHI GOLD CORP.)
BUFFALO GOLD LTD.	:	

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       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 7, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. All Respondents, except Austral Pacific Energy Ltd., were served with the OIP by September 14, 2011. On October 25, 2011, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Austral Pacific Energy Ltd. See American Capital Partners Limited, Inc., Exchange Act Release No. 65616.

       The remaining Respondents, except Bio-Warm Corp. (n/k/a PHI Gold Corp.) (PHI Gold), are in default because they did not file Answers, participate in the prehearing conference on October 26, 2011, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). The letter dated September 26, 2011, sent by Henry D. Fahman, Chairman of PHI Gold, will be considered an Answer. PHI Gold requested both in its Answer and at the prehearing conference, additional time in which to submit the past due periodic reports since its filing for the period ended May 31, 2005. I find the following facts to be true for the remaining Respondents except for PHI Gold.

Findings of Fact and Conclusions of Law

American Capital Partners Limited, Inc. (American Capital Partners), Central Index Key (CIK) No. 1114098, is a Nevada corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Capital Partners is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of over $4,000 for the prior three months. As of August 29, 2011, the company's stock, symbol "APRJ," was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. ("OTC Link"), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

American Educators Financial Corp. (n/k/a Asia Ventures Corp.) (American Educators Financial), CIK No. 320349, is a void Delaware corporation located in Troy, Alabama, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Educators Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1993, which reported a net loss of over $2.1 million for the prior nine months. On March 31, 1994, American Educators Financial filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Alabama, and the case was terminated on October 12, 1994. On December 22, 1989, a permanent injunction was entered against American Educators Financial, enjoining the company from violations of the Exchange Act, including Section 13(a). As of August 29, 2011, the company's stock, symbol "AVEN," was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Bidville, Inc. (n/k/a PrimEdge, Inc.) (PrimEdge), CIK No. 1081275, is a revoked Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PrimEdge is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of over $2 million for the prior nine months. As of August 29, 2011, the company's stock, symbol "PEDI," was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Black Rock Golf Corp. (a/k/a Aurus Corp.) (Black Rock), CIK No. 1012627, is a forfeited Delaware corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Black Rock is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1998, which reported a net loss of over $713,000 for the prior three months. On July 17, 1998, Black Rock filed a voluntary Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado, and the case was terminated on May 31, 2000. Aurus Corp. claims it is a successor to Black Rock, and as of August 29, its stock, symbol "AURC," was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Based upon Delaware state corporate records, it appears that Black Rock's corporate identity was highjacked by Aurus Corp., which is not a legitimate corporate successor. Aurus Corp. has not separately registered its securities under Exchange Act Section 12(g). A simultaneous trading suspension against Aurus Corp. with the 12(j) proceeding against Black Rock is appropriate because Aurus Corp. purports to be the successor to delinquent issuer Black Rock.

Broadband Wireless International Corp. (Broadband Wireless), CIK No. 12388, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Broadband Wireless is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2006, which reported a net loss of over $224,000 for the prior twelve months. On December 28, 2001, Broadband Wireless filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Oklahoma, and the case was terminated on May 4, 2004. As of August 29, 2011, the company's stock, symbol "BBAN," was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Buffalo Gold Ltd. (Buffalo Gold), CIK No. 1090053, is an Alberta corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Buffalo Gold is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2007, which reported a net loss of over $14.8 million (Canadian) for the prior twelve months. As of August 29, 2011, the company's stock, symbol "BYBUF," was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The Respondents described above failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder, which require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to file reports with the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

The remaining Respondents, with the exception of PHI Gold, are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

I conclude on these facts that revocation of the registration of each class of the registered securities of American Capital Partners, American Educators Financial, PrimEdge, Black Rock, Broadband Wireless, and Buffalo Gold, is both necessary and appropriate.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of American Capital Partners Limited, Inc., American Educators Financial Corp. (n/k/a Asia Ventures Corp.), Bidville, Inc. (n/k/a PrimEdge, Inc.), Black Rock Golf Corp. (a/k/a Aurus Corp.), Broadband Wireless International Corp., and Buffalo Gold Ltd., is hereby REVOKED.

A telephonic prehearing conference will be held at 2:00 p.m. EST on Wednesday, December 14, 2011, to determine whether or not PHI Gold has filed the past due periodic reports.

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Brenda P. Murray,
Chief Administrative Law Judge